December 28, 2017

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Office of Electronics and Machinery

Dennis Hult, Senior Accountant

Tara Harkins, Senior Accountant

RE:	Medovex Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 31, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 20, 2017
File No. 001-36763

Mr. Hult and Ms. Harkins:

On behalf of MedoveX Corporation (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced financial statement filings as set forth in the comment letter dated December 18, 2017. For ease of reference, the Staff’s comments are repeated below and are followed by the Company’s responses, in italics.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 22

1. Consistent with Item 4 of Form 10-Q and Item 307 of Regulation S-K, please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., September 30, 2017. Please note that this comment also applies to your Forms 10-Q for the Quarterly Periods Ended March 31, 2017 and June 30, 2017.

Response:

The Company undertakes to amend the disclosure in the Company’s quarterly reports on Form 10-Q for the periods ended March 31, 2017, June 30, 2017 and September 30, 2017 to indicate that the Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures during the relevant quarter and concluded that they were effective.

2. We note your disclosure that you have conducted an evaluation of the effectiveness of internal control over financial reporting as of September 30, 2017 and concluded that there was a material weakness. We note that Item 308 of Regulation S-K requires management to provide its report on internal control over financial reporting as of the most recent fiscal year end. If you performed an assessment of your internal control over financial reporting as of the end of the interim period, in light of the material weakness identified, amend your Form 10-Q to clearly disclose that your internal control over financial reporting was not effective as of that date. Otherwise, remove the references to such an evaluation in the requested amendment. Please note that this comment also applies to your Forms 10-Q for the Quarterly Periods Ended March 31, 2017 and June 30, 2017.

Response:

The disclosure in the Company’s quarterly reports on Form 10-Q for the periods ended March 31, 2017, June 30, 2017 and September 30, 2017 indicating that the Company has performed an assessment of its internal controls for each of the foregoing periods is incorrect. This language was erroneously carried over from prior periods. The Company undertakes to amend each of its quarterly reports on Form 10-Q as soon as reasonably practicable to remove this language in accordance with the Staff’s comment.

Please do not hesitate to contact me if you have any questions or comments. If none, we will amend the above-referenced filings in the manner indicated above.

Sincerely,

Charles Farrahar

Chief Financial Officer

Mailing Address 1735 Buford Hwy Ste 215-113 * Cumming GA * 30041

Office 470-514-4013* Fax 678-807-1917 cfarrahar@medovex.com